SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                ------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                              GATX Corporation
------------------------------------------------------------------------------
           (Exact Name of Registrant as Specified in Its Charter)

                    New York                            36-1124040
-----------------------------------------       --------------------------
 (State of Incorporation or Organization)     (IRS Employer Identification No.)

            500 West Monroe Street
               Chicago, Illinois                           60661-3676
----------------------------------------              ----------------------
(Address of Principal Executive Offices)                   (Zip Code)

If this form relates to the registration         If this form relates to the
of a class of securities pursuant to             registration of a class of
Section 12(b) of the Exchange Act and            securities pursuant to
is effective pursuant to General                 Section 12(g) of the Exchange
Instruction A.(c), please check the              Act and is effective pursuant
following box. [x]                               to General Instruction A.(d),
                                                 please check the following
                                                 box. [ ]

Securities Act registration statement file number to which this form
relates:     Not applicable
            -----------------
             (if applicable)


     Title of Each Class                   Name of Each Exchange on Which
     to be so Registered                   Each Class is to be Registered
     --------------------                  -------------------------------

     Preferred Stock Purchase Rights       New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                         --------------------------
                              (Title of Class)


                             Page 1 of 99 Pages

                          Exhibit Index at Page 8.

Item 1.  Description of Registrant's Securities to be Registered

         On July 24, 1998, the Board of Directors of GATX Corporation Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $0.625 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on August 14, 1998 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series 2 Junior Participating Preferred Stock, $1.00 par value per share (the "Preferred Stock"), at a price of $160 per one one-thousandth share (the "Exercise Price"), subject to adjustment.

         The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors of the Company (the "Board of Directors") prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates together with a copy of this Summary of Shareholder Rights Plan and not by separate certificates.

         The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of this Summary of Shareholder Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) August 14, 2008 (the "Final Expiration Date") and (ii) the redemption of the Rights by the Company as described below.

         Subject to adjustment, one Right will be issued in respect of each share of Common Stock which is issued either (i) after the Record Date but prior to the earliest of the Distribution Date, the redemption of the Rights or the Final Expiration Date or (ii) upon the conversion of shares of $2.50 Cumulative Convertible Preferred Stock or $2.50 Cumulative Convertible Preferred Stock, Series B after the Distribution Date but prior to the earlier of the redemption of the Rights and the Final Expiration Date.

         If any person (other than the Company, its subsidiaries or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 20% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock.

         If, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

         Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

         The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of the Preferred Stock or the Common Stock.

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. The Company will not be required to issue fractional shares of Preferred Stock or Common Stock (other than fractions in multiples of one-thousandths of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock or Common Stock on the last trading date prior to the date of exercise.

         The Preferred Stock is a new series of preferred stock that is nonredeemable and that ranks junior to other series of preferred stock of the Company that are currently issued or may be issued in the future. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1.00 per share but will be entitled to an aggregate dividend equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Preferred Stock will be entitled to a minimum preferential liquidation payment of $.01 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock and other capital stock of the Company. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth of a share of Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

         At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Board of Directors of the Company is generally responsible for administering, interpreting and making all decisions and taking all actions with respect to the Rights Agreement, including, without limitation, the decision to redeem or exchange the Rights or to amend the Rights Agreement.

         The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

         As of June 30, 1998, there were 49,209,688 shares of Common Stock outstanding and 4,826,116 shares of Common Stock reserved for issuance under employee benefit plans or upon conversion of shares of $2.50 Cumulative Convertible Preferred Stock or $2.50 Cumulative Convertible Preferred Stock, Series B. Each outstanding share of Common Stock on August 14, 1998 will receive one Right. In addition, each share of Common Stock issued either (i) after the Record Date but prior to the earliest of the

Distribution Date, the redemption of the Rights and the Final Expiration Date or (ii) upon the conversion of shares of $2.50 Cumulative Convertible Preferred Stock and $2.50 Cumulative Convertible Preferred Stock, Series B, after the Record Date but prior to the earlier of the redemption of the Rights and the Final Expiration Date, will receive one Right, subject to adjustment as provided in the Rights Agreement. 120,000 shares of Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group will become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an exhibit to two Registration Statements on Form 8-A, which are being filed with respect to the national securities exchanges on which the Common Stock is listed. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits

Exhibit No.       Exhibit
-----------       -------

       3A.        Restated Certificate of Incorporation of GATX
                  Corporation, as amended through July 24, 1998.

       4A. Rights Agreement, dated as of July 24, 1998, between GATX Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Amendment of Certificate of Incorporation fixing the number, designation, relative rights, preferences and limitations of the Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan. Pursuant to the Rights Agreement, Right Certificates will not be mailed until the occurrence of certain events described more fully in Section 3 of the Rights Agreement.

      99A.        Form of Letter to Shareholders of GATX Corporation.

      99B.        Press Release by GATX Corporation, dated July 24, 1998.

                                 SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              GATX CORPORATION




Date:    July 24, 1998              By:   /s/ David B. Anderson
       -----------------------            ----------------------
                                          Name:  David B. Anderson
                                          Title: Vice President, Corporate
                                                 Development, General Counsel
                                                 and Secretary

                               EXHIBIT INDEX



Exhibit
 No.                Exhibit                                               Page
-------             -------                                               ----

3A.        Restated Certificate of Incorporation of GATX                   9
           Corporation, as amended through July 24, 1998.

4A.        Rights Agreement, dated as of July 24, 1998,                    42
           between GATX Corporation and ChaseMellon Shareholder
           Services, L.L.C., as Rights Agent, which includes as Exhibit A thereto the Form Certificate of Amendment of
           Certificate of Incorporation fixing the number, designation, relative rights, preferences and limitations of the Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan.
           Pursuant to the Rights Agreement, Right Certificates will not be mailed until the occurrence of certain events described more fully in Section 3 of the Rights Agreement.

99A.       Form of Letter to Shareholders of GATX Corporation.             98

99B.       Press Release by GATX  Corporation, dated July 24               99
           1998.